SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. _____)

                                 Spigadoro, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

--------------------------------------------------------------------------------
                                    848506101
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                                                   with a copy to:

Jacob Agam, Chairman of the Board                  Robert G. Minion, Esq.
Vertical Financial Holdings                        Steven M. Skolnick, Esq.
c/o Vertical Capital Ltd.                          Lowenstein Sandler PC
Westbourne, The Grange                             65 Livingston Avenue
St. Peter Port                                     Roseland, New Jersey  07068
Guernsey, Channel Islands GY13BG                   (973) 597-2476
011-44-1481-716-278
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                December 29, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

________________________________________________________________________________
1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only):

                           Vertical Financial Holdings
________________________________________________________________________________
2)   Check the Appropriate Box if a Member of a Group (See Instructions):

                                 Not Applicable
________________________________________________________________________________
3)   SEC Use Only
________________________________________________________________________________
4)   Source of Funds (See Instructions):  SC
________________________________________________________________________________
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                 Not Applicable
________________________________________________________________________________
6)   Citizenship or Place of Organization: Switzerland

     Number of                           7) Sole Voting Power:      1,580,304*+
     Shares Beneficially                 8) Shared Voting Power:            0
     Owned by                            9) Sole Dispositive Power: 1,509,092**+
     Each Reporting                     10) Shared Dispositive Power: 71,212***
     Person With:
________________________________________________________________________________

11)  Aggregate Amount Beneficially Owned by Each Reporting Person:   1,580,304*+
________________________________________________________________________________
12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares |X|
________________________________________________________________________________
13)  Percent of Class Represented by Amount in Row (11):            2.6%*+
________________________________________________________________________________
14)  Type of Reporting Person (See Instructions):       CO
________________________________________________________________________________
* Includes (i) 690,152 shares issuable upon exercise of warrants beneficially owned by Vertical and exercisable within 60 days and (ii) 71,212 shares which are held in escrow but which Vertical retains the power to vote.

** Includes 690,152 shares issuable upon exercise of warrants beneficially owned by Vertical and exercisable within 60 days.

*** Represents shares which are held in escrow but which Vertical retains the power to vote.

+ Excludes an aggregate of 660,526 shares and 890,151 shares issuable upon exercise of warrants held by Behala Anstalt, Lupin Investment Services Ltd. and Henilia Financial Ltd. (the "Vertical Assignees"). Pursuant to agreements with third party investors in each Vertical Assignee, Vertical owns equity interests in each Vertical Assignee entitling it to varying percentages of the profits resulting from the sale of the shares held by each Vertical Assignee. In addition, pursuant to agreements with the Vertical Assignees, the trustee of each Vertical Assignee has voting and dispositive power over the shares held by each Vertical Assignee, although Vertical retains the right to appoint or terminate the appointment of the trustee. Also excludes 69,605 shares owned by Viktor Vogt in which Vertical does not have any voting or dispositive power. However, under an agreement between Vertical and Dr. Vogt, Vertical has the right to receive a portion of the proceeds of the sale of these shares by Dr. Vogt.

________________________________________________________________________________
1)   Names of Reporting Persons/I.R.S. Identification Nos.  of  Above   Persons
     (entities only):

                             Gruppo Spigadoro, N.V.
________________________________________________________________________________
2)   Check the Appropriate Box if a Member of a Group (See Instructions):

                                 Not Applicable
________________________________________________________________________________
3)   SEC Use Only
________________________________________________________________________________
4)   Source of Funds (See Instructions):  SC
________________________________________________________________________________
5)   Check if Disclosure  of Legal  Proceedings  is Required  Pursuant to
     Items 2(d) or 2(e):
                                 Not Applicable
________________________________________________________________________________
6)   Citizenship or Place of Organization:       The Netherlands
________________________________________________________________________________
     Number of                             7) Sole Voting Power:    36,125,130*
                                           ------------------------------------
     Shares Beneficially                   8) Shared Voting Power:           0
                                           ------------------------------------
     Owned by
     Each Reporting                        9) Sole Dispositive Power:36,125,130*
                                           -------------------------------------
     Person With:                          10) Shared Dispositive Power:      0
                                           -------------------------------------
________________________________________________________________________________
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:   36,125,130*
________________________________________________________________________________
12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                 Not Applicable
________________________________________________________________________________
13)  Percent of Class Represented by Amount in Row (11):   59.3%*
________________________________________________________________________________
14)  Type of Reporting Person (See Instructions):       HC
________________________________________________________________________________
* Includes 6,120,700 shares which are beneficially owned by Gruppo Spigadoro, N.V. and have been placed in escrow to secure the repayment by Spigadoro, Inc. (the "Company") of promissory notes held by Carlo Petrini, a director of the Company.

          Vertical Financial Holdings ("Vertical") and Gruppo Spigadoro, N.V. ("Gruppo Spigadoro" and together with Vertical, the "Reporting Persons") hereby amend the Schedule 13G filed by Vertical with the Securities and Exchange Commission on February 16, 1999 relating to the shares of common stock, par value $.01 per share (the "Common Stock"), of Spigadoro, Inc. f/k/a IAT Multimedia, Inc. (the "Company") as follows:

Item 1.   Security and Issuer.

          This statement on Schedule 13D (the "Schedule 13D") relates to the shares of Common Stock of the Company whose principal executive offices are located at 70 East 55th Street, 24th Floor, New York, New York 10022.

Item 2.   Identify and Background.

          Vertical is a corporation organized under the laws of Liechtenstein. Vertical is a European-based private equity firm focusing primarily on investments in the high technology industry. Vertical's address is Hambrechtikerstrasse 61, CH-8640, Rapperswil, Switzerland. Set forth below are the name, present principal occupation or employment, the current business address and citizenship of each director and executive officer of Vertical:

          Jacob Agam. Mr. Agam serves as the Chairman of the Board of Vertical. Mr. Agam also serves as the Chairman of the Board and Chief Executive Officer of the Company, an entity that primarily produces and sells animal feed and pasta and flour products, the Chairman of the Board of Gruppo Spigadoro, a holding company, and the Chairman of the Board of iEntertainment Network, Inc., an Internet entertainment and e-commerce company. Mr. Agam is a founder and serves as the Chairman of the Board of Orida Capital Ltd. and Vertical Capital Ltd., companies engaged in investment banking services and private equity, respectively. Mr. Agam is a citizen of Israel and his business address is c/o Vertical Capital Ltd., Westbourne, The Grange, St. Peter Port, Guernsey, Channel Islands, GY13BG.

          Bruno Derungs. Mr. Derungs serves as a Managing Director of Vertical. Mr. Derungs is the principal of Derungs Treuhandgesellschaft AG, a financial consulting and fiduciary company and the record owner of Vertical. Mr. Derungs is a citizen of Switzerland and his business address is c/o Vertical, Hombrechtikerstrasse 61, CH-8640 Rapperswil, Switzerland.

          William Dartmouth. William Dartmouth serves as a director of Vertical. Mr. Darmouth has been a private investor for the past five years. William Dartmouth is a citizen of Great Britain and his business address is 30 St. James's Street, London, England SW1.

          Neither Vertical nor, to the best of its knowledge, any of its directors or executive officers has ever been convicted in any criminal proceeding, nor has been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which such entity or person was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Through various intermediate entities, a trust, the beneficiaries of which are members of the Agam family, beneficially owns all of the capital stock of Vertical. As a result, this trust may be deemed to beneficially own all of the shares of Common Stock beneficially owned by Vertical for the purposes of Regulation 13D.

         Gruppo Spigadoro is a corporation organized under the laws of the Netherlands. Gruppo Spigadoro is a holding company. Gruppo Spigadoro's address is Strawinskylaan 1725, 1077 XX, Amsterdam, the Netherlands. Set forth below are the name, present principal occupation or employment, the current business address and citizenship of each director and executive officer of Gruppo
Spigadoro:

          Jacob Agam. Mr. Agam is the Chairman of the Board of Gruppo Spigadoro. See description above.

          Ernst-Pieter Knupfer. Mr. Knupfer is a Managing Director of Gruppo Spigadoro. Mr. Knupfer is a lawyer and the Senior Account Manager at Citco Nederland B.V. ("Citco") and is the attorney-in-fact of Trust International Management (T.I.M.) B.V., a wholly-owned subsidiary of Citco ("Trust International"). Mr. Knupfer is a citizen of the Netherlands and his business address is Strawinskylaan 1725, 1077 XX Amsterdam.

          Trust International Management (T.I.M.) B.V. Trust International is a corporation organized under the laws of the Netherlands and is a wholly-owned subsidiary of Citco. Mr. Knupfer serves as the attorney-in-fact of Trust International. The business address of Trust International is Strawinskylaan 1725, 1077 XX Amsterdam.

          Neither Gruppo Spigadoro nor, to the best of its knowledge, any of its directors or executive officers has ever been convicted in any criminal proceeding, nor has been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which such entity or person was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Through various intermediate entities, the Agam Family Trust beneficially owns approximately 75% of Gruppo Spigadoro and may be deemed to control Gruppo Spigadoro. Mr. Agam and members of his family are the beneficiaries of the Agam Family Trust. As a result of such possible control, the Agam Family Trust may be deemed to beneficially own all of the shares of Common Stock beneficially owned by Gruppo Spigadoro for the purposes of Regulation 13D. The Agam Family Trust disclaims beneficial ownership of the shares of Common Stock owned by Gruppo Spigadoro which are attributable to the 25% interest in Gruppo Spigadoro not beneficially owned by the Agam Family Trust and which the Agam Family Trust may be deemed to beneficially own based upon its possible control of Gruppo Spigadoro. This Schedule 13D shall not be deemed an admission that the Agam Family Trust is the beneficial owner of such shares for purposes of this Schedule 13D or for any other purpose.

Item 3.   Source and Amount of Funds or Other Consideration.

          Under a Stock Purchase Agreement, dated October 4, 1996, Vertical and certain other investors purchased in a private placement an aggregate of 1,875,000 shares of Series A Preferred Stock of the Company and warrants to purchase an aggregate of 1,875,000 shares of Common Stock of the Company, of which Vertical received 890,152 shares of Series A Preferred Stock and warrants to purchase 690,152 shares of Common Stock. Vertical paid $1.5 million for these securities out of its working capital. Upon consummation of the Company's initial public offering in April 1997, the Company converted the shares of

Series A Preferred Stock into an equal number of shares of Common Stock. On December 29, 1999, pursuant to the terms of a Stock Purchase Agreement dated November 3, 1999 between the Company and Gruppo Spigadoro (the "Stock Purchase Agreement"), the Company issued 48,366,530 shares of Common Stock and assumed approximately $20 million of indebtedness of Gruppo Spigadoro in exchange for all of the outstanding common stock of Petrini, S.p.A., of which 36,125,130 shares of Common Stock were issued to Gruppo Spigadoro.

Item 4.   Purpose of Transaction.

          The Common Stock was acquired by Gruppo Spigadoro as partial consideration for the sale of all of the outstanding common stock of Petrini to the Company by Gruppo Spigadoro pursuant to the terms of the Stock Purchase Agreement. The Reporting Persons intend to evaluate the performance of the Common Stock from time to time as an investment in the ordinary course of business. Depending on such evaluations, the Reporting Persons may acquire additional shares of Common Stock or may determine to sell or otherwise dispose of all or some of the Common Stock. Whether the Reporting Persons actually effect such sales will depend on their continuing evaluation of the diversity of their investment portfolios, as well as the price level of the Common Stock, available opportunities to dispose of the Common Stock, conditions in the securities markets and general economic and industry conditions. These sales may take place in the open market, through privately negotiated transactions with third parties, or through any other manner permitted by applicable law.

          Except as disclosed herein, neither of the Reporting Persons nor any of their executive officers, directors or control persons, has any current plans or proposals with respect to any of the items described in (a) through (j) of
Item 4.

Item 5.  Interest of Securities of the Issuer.

         As of January 10, 2000, there were 60,892,099 shares of Common Stock issued and outstanding. As of January 10, 2000, for the purposes of Rule 13d-3, Vertical beneficially owned an aggregate of 1,580,000 shares of Common Stock, or approximately 2.6% of the issued and outstanding shares of Common Stock, including (i) 690,152 shares issuable upon exercise of warrants beneficially owned by Vertical and exercisable within 60 days and (ii) 71,212 shares which are held in escrow but which Vertical retains the power to vote. Vertical has sole power to vote or to direct the vote of the shares of Common Stock beneficially owned by Vertical. Vertical has sole power to dispose or to direct the disposition of 1,509,092 shares of Common Stock, including 690,152 shares issuable upon exercise of warrants beneficially owned by Vertical and exercisable within 60 days. Vertical has shared power to dispose or to direct the disposition of 71,212 shares which are held in escrow but which Vertical retains the power to vote.

          Through various intermediate entities, a trust, the beneficiaries of which are members of the Agam family, beneficially owns all of the capital stock of Vertical. As a result, this trust may be deemed to beneficially own all of the shares of Common Stock beneficially owned by Vertical for the purposes of Regulation 13D.

          Vertical's beneficial ownership excludes an aggregate of 660,526 shares and 890,151 shares issuable upon exercise of warrants held by Behala Anstalt, Lupin Investment Services Ltd. and Henilia Financial Ltd. (the "Vertical Assignees"). Pursuant to agreements with third party investors in each Vertical Assignee, Vertical owns equity interests in each Vertical Assignee entitling it to varying percentages of the profits resulting from the sale of the shares held by each Vertical Assignee. In addition, pursuant to agreements with the Vertical Assignees, the trustee of each Vertical Assignee has voting and dispositive power over the shares held by each Vertical Assignee, although Vertical retains the right to appoint or terminate the appointment of the trustee. Also excludes 69,605 shares owned by Viktor Vogt in which Vertical does not have any voting or dispositive power. However, under an agreement between Vertical and Dr. Vogt, Vertical has the right to receive a portion of the proceeds of the sale of these shares by Dr. Vogt.

          As of January 10, 2000, for the purposes of Rule 13d-3, Gruppo Spigadoro beneficially owned an aggregate of 36,125,130 shares of Common Stock, or approximately 59.3% of the issued and outstanding shares of Common Stock, including 6,120,700 shares which are beneficially owned by Gruppo Spigadoro and have been placed in escrow to secure the repayment by the Company of promissory notes held by Carlo Petrini, a director of the Company. Gruppo Spigadoro has sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 36,125,130 shares of Common Stock.

          Through various intermediate entities, the Agam Family Trust beneficially owns approximately 75% of Gruppo Spigadoro and may be deemed to control Gruppo Spigadoro. Mr. Agam and members of his family are the beneficiaries of the Agam Family Trust. As a result of such possible control, the Agam Family Trust may be deemed to beneficially own all of the shares of Common Stock beneficially owned by Gruppo Spigadoro for the purposes of Regulation 13D. The Agam Family Trust disclaims beneficial ownership of the shares of Common Stock owned by Gruppo Spigadoro which are attributable to the 25% interest in Gruppo Spigadoro not beneficially owned by the Agam Family Trust and which the Agam Family Trust may be deemed to beneficially own based upon its possible control of Gruppo Spigadoro. This Schedule 13D shall not be deemed an admission that the Agam Family Trust is the beneficial owner of such shares for purposes of this Schedule 13D or for any other purpose.

          Except as described above, neither of the Reporting Persons has shared power to vote or to direct the vote or shared power to dispose or to direct the disposition of any shares of Common Stock.

          Except as described herein in connection with the Petrini acquisition, during the past sixty days, there were no transactions in the shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by either of the Reporting Persons or any person or entity controlled by such Reporting Person or any person or entity for which such Reporting Person possesses voting control over the securities thereof, except as described in this Schedule 13D.

          No other person is known by the Reporting Persons to have the right to receive or power to direct dividends from, or proceeds from the sale of, shares of Common Stock beneficially owned by the Reporting Persons, except as described under Item 6.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          Except as described below, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between either of the Reporting Persons and any person or entity.

          In connection with the Company's initial public offering, Vertical and certain other stockholders of the Company entered into an escrow agreement dated March 27, 1997 pursuant to which shares of Common Stock owned by such stockholders were deposited into escrow. These shares of Common Stock, including the 71,212 shares owned by Vertical, will be canceled unless the Company's stock price reaches certain price targets prior to March 31, 2000. Vertical retains the power to vote the 71,212 shares of Common Stock owned by Vertical while the shares are held in escrow.

          Gruppo Spigadoro and Carlo Petrini, a director of the Company, entered into an agreement dated November 5, 1999 pursuant to which 6,120,700 shares of Common Stock which are beneficially owned by Gruppo Spigadoro have been placed in escrow to secure the repayment by the Company of promissory notes held by Mr. Petrini.

Item 7.   Materials to be Filed as Exhibits.

          (1) Agreement dated November 5, 1999 among Mr. Carlo Petrini, Gruppo Spigadoro, N.V. and Finnat Fiduciaria S.p.A.

          (2) Escrow Agreement dated as of March 27, 1997 among the Company, American Stock Transfer and Trust Company and the stockholders named therein.

          (3) Joint Filing Agreement dated as of January 23, 2000 by and between Vertical Financial Holdings and Gruppo Spigadoro, N.V.

                                    Signature

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated:  January 27, 2000

                                        VERTICAL FINANCIAL HOLDINGS

                                        By: /s/Jacob Agam
                                        Name:  Jacob Agam
                                        Title: Chairman of the Board and Chief
                                               Executive Officer


                                        GRUPPO SPIGADORO, N.V.

                                        By: /s/Jacob Agam
                                        Name:   Jacob Agam
                                        Title:  Chairman of the Board


      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
                FEDERAL CRIMINAL VIOLATIONS (See 18 U.S.C. 1001)

                                 EXHIBIT INDEX



                                                                    Page No. In
                                                                     Sequential
                                                                      Numbering
  Exhibit No.                      Exhibit Name                        System

     (1)  Agreement dated November 5, 1999 among Mr. Carlo
          Petrini, Gruppo Spigadoro, N.V. and Finnat
          Fiduciaria S.p.A.

     (2) Escrow Agreement dated as of March 27, 1997 among the Company, American Stock Transfer and Trust
          Company and the stockholders named therein.

     (3) Joint Filing Agreement dated as of January 23, 2000 by and between Vertical Financial Holdings and Gruppo Spigadoro, N.V.

                                                                      Exhibit 1

Finnat Fiduciaria S.p.A.
Palazzo Altieri
Piazza del Gesu, 49
Rome


Mr. Roberto Casasole
(Managing Director)


Dear Sirs,

1. Please find attached herewith (i) the share certificates no. 15, 16, 17, 19, 20 and 21 issued by Petrini S.p.A. (hereinafter, the "Certificates"), a company with registered office in Bastia Umbra (Perugia), Via IV Novembre no. 2/4 (hereinafter, "Petrini"), all indicating as last endorsee Gruppo Spigadoro NV, a company incorporated under the laws of the Netherlands, and subsequently all endorsed in pledge by the latter in favor of Mr. Carlo Petrini (which for the certificates no. 19, 20 and 21 acts as special attorney of Giorgio Petrini by virtue of a general power of attorney delivered on June 16, 1998) all of which represent no. 22,901,802 shares and (ii) the original of (a) New First Promissory Note issued on November 5, 1999 by Gruppo Spigadoro NV in favor of Mr. Carlo Petrini as acknowledgment of the debt of USD 1 million concerning the payment, to be made within March 31, 2000, of the second installment of the consideration due for the purchase of shares corresponding to 11% of the share capital of Petrini, (b) New Second Promissory Note issued on November 5, 1999 by Gruppo Spigadoro NV in favor of Mr. Carlo Petrini as acknowledgment of the debt for further USD 6.150 million relating to the payment, to be made within December 31, 2000, of the third installment of the consideration due the purchase of shares corresponding to a further 12% of the share capital of Petrini and (c) New Third Promissory Note issued on November 5, 1999 by Gruppo Spigadoro NV in favor of Mr. Carlo Petrini as acknowledgment of debt for USD 15 million relating to the payment of the fourth installment of payment, to be made within 36 months starting from August 11, 1998, of the consideration due for the purchase of shares corresponding to 33% of share capital of Petrini (hereinafter, the New First Promissory Note, the New Second Promissory Note, the New Third Promissory Note are collectively referred to as the "New Promissory Notes").

2. The aforementioned Certificates shall be delivered to you for escrow and custody pursuant to art. 2786 c.c., second paragraph, by the undersigned Mr. Carlo Petrini (also in the name and on behalf of Mr. Giorgio Petrini) and by the undersigned Mr. Mario Amoroso (acting as legal representative of Gruppo Spigadoro NV by virtue of a special power of attorney issued on November 3, 1999) and the abovementioned New Promissory Notes, which are delivered to you for escrow and custody by Mr. Carlo Petrini (also in the name and on behalf of Mr. Giorgio Petrini), shall be released individually or collectively to the persons indicated hereinbelow in accordance with the following instructions.

3. With respect to the Certificates and the New Promissory Notes, to the persons, both individually and collectively, which were jointly indicated in writing by Mr. Carlo Petrini and Gruppo Spigadoro NV. In such a case the delivery of securities shall occur within 48 hours from such joint request and in accordance with the terms provided for by such request.

4. With respect to the Certificates, to Gruppo Spigadoro NV or to its representative upon request of Gruppo Spigadoro NV and following the confirmation by Banca Finnat Euramerica (by means of notice in the form of Enclosure 1) of the received payment, within and not later than 24:00 h. of the last maturity date listed hereinbelow, in favor of Mr. Carlo Petrini of all the sums indicated in the following schedule. In addition, upon the payment of each maturity date indicated hereinbelow, the relevant New Promissory Note shall be delivered to Gruppo Spigadoro or its legal representative.


------------------------------------------------------------------------------------------------
           Payment                     Maturity Date                  Promissory Note
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------
USD 1 million                  March 31, 2000                New First Promissory Note
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------
USD 6,150 million              December 31, 2000             New Second Promissory Note
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------
USD 15 million*                August 12, 2001               New Third Promissory Note
------------------------------------------------------------------------------------------------

*        Plus interest of 7% on annual basis and calculated starting from January 1, 2001


5. In addition, it is understood that the Certificates and the New Promissory Notes shall be delivered by you to Gruppo Spigadoro NV upon request of same also in case that, alternatively to the abovementioned payment in cash, you will receive within February 29, 2000:

     o notice (in the form of Enclosure 2) by the legal representative of the company IAT Multimedia, Inc. that the transaction concerning the acquisition of 100% of the share capital of Petrini by IAT Multimedia, Inc. is closed;

     o the document of original credit issued by IAT Multimedia, Inc. in the form of Enclosure 3). You shall promptly deliver such document to Mr. Carlo Petrini;

     o the document of original credit issued by IAT Multimedia, Inc. in the form of Enclosure 4). You shall promptly deliver such document to Mr. Carlo Petrini;

     o the document of original credit issued by IAT Multimedia, Inc. in the form of Enclosure 5). You shall promptly deliver such document to Mr. Carlo Petrini;

     o notice in the form of Enclosure 6), of the deposit on a securities dossier (dossier titoli) opened in favor of Mr. Carlo Petrini for no. 12,241,400 common shares of IAT Multimedia, Inc.;

     o notice in the form of Enclosure 7), of the deposit on a securities dossier (dossier titoli) opened in favor of Finnat Fiduciaria S.p.A. of no. 6,120,700 common shares of IAT Multimedia, Inc.. With respect to such shares Gruppo Spigadoro NV hereby irrevocably instructs Finnat Fiduciaria S.p.A. to transfer such shares to Carlo Petrini on July 3, 2000 in case that, within June 30, 2000, IAT Multimedia, Inc. has not complied with its payment obligations to Carlo Petrini concerning the documents of credits under enclosures 3) and 4).

6. With respect to the voting rights granted to the shares represented in the abovementioned Certificates the undersigned have agreed that such rights shall pertain to Gruppo Spigadoro NV departing from article 2352 I.C.C. until a breach is made of any of the obligation of cash payment provided for by article 4 of this letter and provided that such payment obligations are still effective due to failure to fulfill the alternative obligations provided for by subparagraph 5 above. At the occurrence of a breach of any cash payment obligation, provided that such payment obligations are still effective due to failure to fulfill the alternative obligations provided for by subparagraph 5 above, all the voting rights granted to the Certificates shall be exercised by Carlo Petrini. As a consequence you shall perform, upon request of Gruppo Spigadoro NV or of Mr. Carlo Petrini, as applicable, any necessary formalities in order to consent to the exercise of such rights on basis of the agency (mandato di cassa) granted to you by Petrini.

7. It is understood that Gruppo Spigadoro NV shall be entitled to pay in advance the total amount due. In this case the provisions under 4 above shall apply with respect to the date of advanced payment of the total amount indicated under 4.

8. In case of legal action threatened or brought against the Fiduciaria relating to the Certificates or New Promissory Notes Finnat Fiduciaria S.p.A. (hereinafter, the "Fiduciaria") shall promptly inform Mr. Carlo Petrini and Gruppo Spigadoro NV thereof giving any smaller detail of such actions.

9. All notices addressed to Gruppo Spigadoro NV shall be sent to the attention of Mr. Mario Amoroso and Mr. Fabio Labruna at the law firm Gianni Origoni & Partners, Via Quattro Fontane, no. 20, I - 00184, Roma.

10. This proxy is for a valuable consideration and the relevant commissions shall be borne by Gruppo Spigadoro NV. By accepting the proxy the Fiduciaria declares that the obligations undertaken are within its business purposes.

11. Mr. Carlo Petrini and Gruppo Spigadoro NV declare to indemnify Fiduciaria against any damage which may arise out of the performance of this proxy, it being understood that such indemnification shall not apply in case of wilfulness, guilt or breach of the Fiduciaria.

12. This collective proxy is revocable with respect to the deposit of certificates pursuant to article 1726 I.C.C.. With respect to the deposit of the New Promissory Notes the proxy is irrevocable and shall be deemed granted by Mr. Carlo Petrini in the interest of Gruppo Spigadoro NV pursuant to article 1723 I.C.C.. We would be very grateful if You could execute a copy of this letter as receipt of Certificates, New Promissory Notes and acceptance of instructions.


Rome, November 5, 1999.
/s/Carlo Petrini                                   /s/Mario Amoroso
----------------                                   ----------------------------
Mr. Carlo Petrini                                  Mr. Mario Amoroso
(for itself                                        (acting as attorney of Gruppo
and acting as attorney of Mr. Giorgio Petrini)     Spigadoro NV)




For acceptance:

-------------------------
Mr. Roberto Casasole
Finnat Fiduciaria S.p.A.

                                                                      Exhibit 2



                                ESCROW AGREEMENT

          AGREEMENT, dated as of the 26th day of March, 1997 and effective as of the Effective Date, as defined herein, by and among American Stock Transfer & Trust Company, a New York corporation (hereinafter referred to as the "Escrow Agent"), IAT Multimedia, Inc., a Delaware corporation (the "Company"), and the stockholders of the Company who have executed this agreement (hereinafter collectively called the "Stockholders").

          WHEREAS, the Company contemplates a public offering ("Public Offering") of shares of its Common Stock, par value $.01 per share (the "Common Stock"), through Royce Investment Group, Inc. as underwriter (the "Underwriter") pursuant to a Registration Statement (the "Registration Statement") on Form S-1 filed with the Securities and Exchange Commission ("SEC"); and

          WHEREAS, in connection with the Public Offering the Stockholders have agreed to deposit in escrow an aggregate of 498,285 shares of Common Stock, upon the terms and conditions set forth herein.

          In   consideration   of  the  mutual  covenants  and  promises  herein
contained, the parties hereto agree as follows:


          1. The Stockholders and the Company hereby appoint American Stock Transfer & Trust Company as Escrow Agent and agree that the Stockholders will, following the filing of the Registration Statement relating to the Public Offering, deliver to the Escrow Agent to hold in accordance with the provisions hereof, certificates representing an aggregate of 498,285 shares of Common Stock owned of record by the Stockholders in the respective amounts set forth on Exhibit A hereto (the "Escrow Shares"), together with stock powers executed in blank. The Escrow Agent, by its execution and delivery of this Agreement, hereby acknowledges receipt of the Escrow Shares and accepts its appointment as Escrow Agent to hold the Escrow Shares in escrow, upon the terms, provisions and conditions hereof.

          2. This Agreement shall become effective upon the date on which the Securities and Exchange Commission declares effective the Registration Statement ("Effective Date") and shall continue in effect until the earlier of (i) the date specified in paragraph 4(e) hereof or (ii) the distribution by the Escrow Agent of all of the Escrow Shares in accordance with the terms hereof (the "Termination Date"). The period of time from the Effective Date until the Termination Date is referred to herein as the "Escrow Period."

          3. During the Escrow Period, the Escrow Agent shall receive all of the money, securities, rights or property distributed in respect of the Escrow Shares then held in escrow, including any such property distributed as dividends or pursuant to any stock split, merger, recapitalization, dissolution, or total or partial liquidation of the Company, such property to be held and distributed as herein provided and hereinafter referred to collectively as the "Escrow Property."

          4. (a) The Escrow Shares are subject to release to the Stockholders only in the event the conditions set forth herein are met. The Escrow Agent, upon notice to such effect from the Company as provided in paragraph 5 hereof, shall deliver the Escrow Shares, together with stock powers executed in blank, and the Escrow Property deposited in escrow with respect to such Escrow Shares, to the respective Stockholders, if, and only if, one of the following conditions is met:

          (i) 166,095 shall be released from escrow if, for the fiscal year ending December 31, 1997, the Company's "Minimum Revenues" (as defined below) equal or exceed $5,500,000;

          (ii) 166,095 Escrow Shares (or, if the condition set forth in (i) above was not met, 332,190 Escrow Shares) shall be released from escrow, if, for the fiscal year ending December 31, 1998, the Minimum Revenues equal or exceed $8,000,000;

          (iii)166,095  Escrow Shares (or, if the conditions set forth in either
               (i) or (ii) were not met, all remaining Escrow Shares) shall be released if, for the fiscal year ending December 31, 1999, the Minimum Revenues equal or exceed $12,000,000 and the Company's income before provision for taxes, determined as set forth below (the "Minimum Pretax Income') equal or exceed $1,0000,000;

          (iv) All of the Escrow Shares shall be released if the Closing Price (as defined herein) of the Company's Common Stock shall average in excess of $13.00 per share for any 30 consecutive business days during the period commencing on the 24th month after the Effective Date; or

          (v) All of the Escrow Shares shall be released if the Company is acquired by or merged into another entity in a transaction in which stockholders of the Company receive per share consideration (after taking into account any Escrow Shares released from escrow in connection with such transaction) at least equal to the level set forth in (iv) above.

          (b) As used in this Section 4, the term "Closing Price" shall be subject to adjustments in the event of any stock dividend, stock distribution, stock split or other similar event and shall mean:



          (i) If the principal market for the Common Stock is a national securities exchange or the Nasdaq National Market, the closing sales price of the Common Stock as reported by such exchange or market, or on a consolidated tape reflecting transactions on such exchange or market; or

          (ii) if the principal market for the Common Stock is not a national securities exchange or the Nasdaq National Market and the Common Stock is quoted on the Nasdaq SmallCap Market, the closing bid price of the Common Stock as quoted on the Nasdaq SmallCap Market; or

          (iii)if the principal market for the Common Stock is not a national securities exchange or the Nasdaq National Market and the Common Stock is not quoted on the Nasdaq SmallCap Market, the closing bid for the Common Stock as reported by the National Quotation Bureau, Inc. ("NQB") or at least two market makers in the Common Stock if quotations are not available from NQB but are available from market makers.


          (c) The determination of Minimum Revenues and Minimum Pretax Income shall be (i) calculated exclusive of any extraordinary earnings or charges (including any charges incurred in connection with the release from escrow of the Escrow Shares and any Escrow Property in respect thereof pursuant to the provisions of this paragraph 4); (ii) derived solely from the businesses owned and operated by the Company as of the closing date of the Public Offering and shall not give effect to any operations relating to businesses or assets acquired after such date; and (iii) audited by the Company's independent public accountants.

          (d) If the Escrow Agent has not received the notice provided for in Paragraph 5 hereof and delivered all of the Escrow Shares and related Escrow
Property in accordance with the provisions of this Paragraph 4 on or prior to the earlier of (i) the date of the closing of a transaction referred to in subparagraph 4(a)(v) or (ii) March 31, 2000, the Escrow Agent shall deliver the certificates representing the remaining Escrow Shares, together with stock powers executed in blank, and any related Escrow Property to the Company to be placed in the Company's treasury for cancellation thereof as a contribution to capital. After such date, the Stockholders shall have no further rights as a stockholder of the Company with respect to any of the cancelled Escrow Shares.

          5. Upon the occurrence or satisfaction of any of the events or conditions specified in Paragraph 4 hereof, the Company shall promptly give appropriate notice to the Escrow Agent, the Underwriter (and if the transfer agent of the Company's Common Stock is different from the Escrow Agent, such transfer agent) and present such documentation as is reasonably required by the Escrow Agent to evidence the satisfaction of such conditions.

          6. It is understood and agreed by the parties to this Agreement as follows:

          (a) The Escrow Agent is not and shall not be deemed to be a trustee for any party for any purpose and is merely acting as a depository and in a ministerial capacity hereunder with the limited duties herein prescribed.

          (b) The Escrow Agent does not have and shall not be deemed to have any responsibility in respect of any instruction, certificate or notice delivered to it or of the Escrow Shares or any related Escrow Property other than faithfully to carry out the obligations undertaken in this Agreement and to follow the directions in such instruction or notice provided in accordance with the terms hereof.

          (c) The Escrow Agent is not and shall not be deemed to be liable for any action taken or omitted by it in good faith and may rely upon, and act in accordance with, the advice of its counsel without liability on its part for any action taken or omitted in accordance with such advice. In any event, its liability hereunder shall be limited to liability for gross negligence, willful misconduct or bad faith on its part.

          (d) The Escrow Agent may conclusively rely upon and act in accordance with any certificate, instruction, notice, letter, facsimile, telegram, cablegram or other written instrument believed by it to be genuine and to have been signed by the proper party or parties.

          (e) The Company agrees (i) to pay the Escrow Agent's reasonable fees and to reimburse it for its reasonable expenses including attorney's fees incurred in connection with duties hereunder and (ii) to save harmless, indemnify and defend the Escrow Agent for, from and against any loss, damage, liability, judgment, cost and expense whatsoever, including counsel fees, suffered or incurred by it by reason of, or on account of, any misrepresentation made to it or its status or activities as Escrow Agent under this Agreement except for any loss, damage, liability, judgment, cost or expense resulting from gross negligence, willful misconduct or bad faith on the part of the Escrow Agent. The obligation of the Escrow Agent to deliver the Escrow Shares to either the Stockholders or the Company shall be subject to the prior satisfaction upon demand from the Escrow Agent, of the Company's obligations to so save harmless, indemnify and defend the Escrow Agent and to reimburse the Escrow Agent or otherwise pay its fees and expenses hereunder.

          (f) The Escrow Agent shall not be required to defend any legal proceeding which may be instituted against it in respect of the subject matter of this Agreement unless requested to do so by the Stockholders and indemnified to the Escrow Agent's satisfaction against the cost and expense of such defense by the party requesting such defense. If any such legal proceeding is instituted against it, the Escrow Agent agrees promptly to given notice of such proceeding to the Stockholders and the Company. The Escrow Agent shall not be required to institute legal proceedings of any kind.

          (g) The Escrow Agent shall not, by act, delay, omission or otherwise, be deemed to have waived any right or remedy it may have either under this Agreement or generally, unless such waiver be in writing, and no waiver shall be valid unless it is in writing, signed by the Escrow Agent, and only to the extent expressly therein set forth. A waiver by the Escrow Agent under the term of this Agreement shall not be construed as a bar to, or waiver of, the same or any other such right or remedy which it would otherwise have on any other occasion.

          (h) The Escrow Agent may resign as such hereunder by giving 30 days written notice thereof to the Stockholders and the Company. Within 20 days after receipt of such notice, the Stockholders and the Company shall furnish to the Escrow Agent written instructions for the release of the Escrow Shares and any related Escrow Property (if such shares and property, if any, have not yet been released pursuant to Paragraph 4 hereof) to a substitute Escrow Agent which (whether designated by written instructions from the Stockholders and the Company jointly or in the absence thereof by instructions from a court of competent jurisdiction to the Escrow Agent) shall be a bank or trust company organized and doing business under the laws of the United States or any state thereof. Such substitute Escrow Agent shall thereafter hold any Escrow Shares and any related Escrow Property received by it pursuant to the terms of this Agreement and otherwise act hereunder as if it were the Escrow Agent originally named herein. The Escrow Agent's duties and responsibilities hereunder shall terminate upon the release of all shares then held in escrow according to such written instruction or upon such delivery as herein provided. This Agreement shall not otherwise be assignable by the Escrow Agent without the prior written consent of the Company.

          7. The Stockholders shall have the sole power to vote the Escrow Shares and any securities deposited in escrow under this Agreement while they are being held pursuant to this Agreement.

          8. (a) Each of the Stockholders agrees that during the term of this Agreement he will not sell, transfer, hypothecate, negotiate, pledge, assign, encumber or otherwise dispose of any or all of the Escrow Shares set forth opposite his name on Exhibit A hereto, unless and until the Company shall have given the notice as provided in Paragraph 5. This restriction shall not be applicable to transfers upon death, by operation of law, to family members of the Stockholders or to any trust for the benefit of the Stockholders, provided that such transferees agree to be bound by the provisions of this Agreement.

          (b) The Stockholders will take any action necessary or appropriate, including the execution of any further documents or agreements, in order to effectuate the transfer of the Escrow Shares to the Company if required pursuant to the provisions of this Agreement.

          9. Each of the certificates representing the Escrow Shares will bear legends to the following effect, as well as any other legends required by applicable law:


          (a) "The sale, transfer, hypothecation, negotiation, pledge, assignment, encumbrance or other disposition of the shares evidenced by this certificate are restricted by and are subject to all of the terms, conditions and provisions of a certain Escrow Agreement entered into among American Stock Transfer & Trust Company, IAT Multimedia, Inc. and its Stockholders, dated as of _________, 1997, a copy of which may be obtained from IAT Multimedia, Inc.. No transfer, sale or other disposition of these shares may be made unless specific conditions of such agreement are satisfied.

          (b) "The shares evidenced by this certificate have not been registered under the Securities Act of 1933, as amended. No transfer, sale or other disposition of these shares may be made unless a registration statement with respect to these shares has become effective under said act, or the Company is furnished with an opinion of counsel satisfactory in form and substance to it that such registration is not required."

          Upon execution of this Agreement, the Company shall direct the transfer agent for the Company to place stop transfer orders with respect to the Escrow Shares and to maintain such orders in effect until the transfer agent and the Underwriter shall have received written notice from the Company as provided in Paragraph 5.

          10. Each notice, instruction or other certificate required or permitted by the terms hereof shall be in writing and shall be communicated by personal delivery, facsimile or registered or certified mail, return receipt requested, to the parties hereto at the addresses set forth below, or at such other address as any of them may designate by notice to each of the others:

                  (i)      If to the Company, to:
                           IAT Multimedia, Inc.
                           Geschaftshaus Wasserschloss Aarestrasse 17
                           CH-5300 Vogelsang-Turgi, Switzerland
                           Attn:  Dr. Viktor Vogt
                           Facsimile:  011-41-56-223-5023

                  (ii) If to the Stockholders to their respective addresses as set forth on Exhibit A hereto.

                  (iii)    If to the Escrow Agent, to:
                           American Stock Transfer & Trust Company
                           Two Broadway, 19th Floor
                           New York, New York  10004
                           Facsimile:  (718) 331-1852

                  (iv)     If to the Underwriter, to:
                           Royce Investment Group, Inc.
                           199 Crossways Park Drive
                           Woodbury, New York  11797
                           Attn:  Anthony J. Sarkis
                           Facsimile:  (516) 390-2040

All notices, instructions or certificates given hereunder to the Escrow Agent shall be effective upon receipt by the Escrow Agent. All notices given hereunder by the Escrow Agent shall be effective and deemed received upon personal delivery or transmission by fax or, if mailed, five (5) calendar days after mailing by the Escrow Agent.

          A copy of all communications sent to the Company, the Stockholders or the Escrow Agent shall be sent by ordinary mail to Baker & McKenzie, 805 Third Avenue, New York, New York 10022, Attention: Malcolm I. Ross, Esq. A copy of all communications sent to the Underwriter shall be sent by ordinary mail to Bachner, Tally, Polevoy & Misher LLP, 380 Madison Avenue, New York, NY 10017
Attention: Steven Fishman, Esq.

          11. Except as set forth in paragraph 12 hereof, this Agreement may not be modified, altered or amended in any material respect or cancelled or terminated except with the prior consent of the holders of all of the outstanding shares of Common Stock of the Company.

          12. In the event that (i) the Registration Statement is not declared effective by the SEC within one year from the date of the filing of the
Registration  Statement  with  the  SEC  or  (ii) the  Public  Offering  is  not consummated within twenty-five (25) days of the Effective Date of the Registration Statement, this Agreement shall terminate and be of no further force and effect and the Escrow Agent, upon written notice from both the Company and the Underwriter in accordance with paragraph 10 hereof of such termination, will return the Escrow Shares and any Escrow Property in respect thereof to the Stockholders.

          13. This Agreement shall be governed by and construed in accordance with the laws of New York without reference to principles of conflict of laws and shall be binding upon and inure to the benefit of all parties hereto and their respective successors in interest and assigns.

          14. This Agreement may be executed in several counterparts, which taken together shall constitute a single instrument.

          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized officers on the day and year first above written.

IAT MULTIMEDIA, INC.


By:      /s/Jacob Agam



AMERICAN STOCK TRANSFER
 & TRUST COMPANY

By:      Barry Garfinkel


STOCKHOLDERS:

/s/Klaus-Dirk Sippel
___________________________
Klaus-Dirk Sippel

/s/H.J. Henning
___________________________
H.J. Henning

/s/Volker Walther
___________________________
Volker Walther

/s/Waltger Glas
___________________________
Walther Glas

/s/Richard Suter
___________________________
Richard Suter

/s/R. Klein Handel GmbH
___________________________
R. Klein Handel GmbH

/s/Viktor Vogt
___________________________
Viktor Vogt

/s/Klaus Grissemann
___________________________
Klaus Grissemann

/s/Wilhelm Gudauski
___________________________
Wilhelm Gudauski

/s/Franz Muller
___________________________
Franz Muller

/s/Monica Germann
___________________________
Monica Germann

/s/Barbara Scheibler
__________________________
Barbara Scheibler

/s/Arne Futterer
___________________________
Arne Futterer

/s/Christian Leffering
___________________________
Christian Leffering

/s/Czeslaw Paulus
___________________________
Czeslaw Paulus

/s/Cornelis Holthuizen
___________________________
Cornelis Holthuizen

/s/Peter Freitag
___________________________
Peter Freitag

/s/bmp Management Consultant GmbH
_________________________________
bmp Management Consultant GmbH

/s/Urs Stamm
___________________________
Urs Stamm

/s/Vertical Financial Holdings
______________________________
Vertical Financial Holdings

/s/Avi Suriel
___________________________
Avi Suriel

/s/Behala Anstalt
___________________________
Behala Anstalt

/s/Henilia Financial Ltd., Belize
___________________________
Henilia Financial Ltd., Belize

/s/Lupin Investment Services Ltd.
___________________________
Lupin Investment Services Ltd.

                                    Exhibit 3


                             JOINT FILING AGREEMENT

          The undersigned agree that this Schedule 13D filing herewith relating to the shares of common stock of Spigadoro, Inc. is filed jointly on behalf of each of the undersigned pursuant to Rule 13d-1(k).

Dated:  January 27, 2000

                                          VERTICAL FINANCIAL HOLDINGS

                                          By:    /s/Jacob Agam
                                          Name:  Jacob Agam
                                          Title: Chairman of the Board and Chief
                                                 Executive Officer


                                          GRUPPO SPIGADORO, N.V.

                                          By:    /s/Jacob Agam
                                          Name:  Jacob Agam
                                          Title: Chairman of the Board